Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 02/13/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

26000069

1. State the name of the applicant: The Nasdaq Stock Market LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   151 W. 42 Street, New York NY 10036
3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   850 King Farm Blvd. Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   301.978.8400 (Telephone) ______ (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sun Kim, Associate General Counsel, 1-646-420-7816
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   John A. Zecca
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify): ______

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/15/2005 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: ______

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 02/13/2026 (MM/DD/YY) — The Nasdaq Stock Market LLC (Name of applicant)

By: [signature] Date: 2026.02.13 16:41:49 -05'00' (Signature) — John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this day ______ of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

Based upon relief from the Commission staff and difficulties arising from Covid-19,
The Nasdaq Stock Market LLC is making this filing without notarization

Nasdaq 151 West 42nd Street, NY 10036 USA | Nasdaq.com

February 13, 2026

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision

Re: The Nasdaq Stock Market LLC ("Exchange") Filing Pursuant Rule 6a-2(a)

Dear Sir or Madam:

The Exchange is making this filing in connection with one of its affiliates' conversion today from a corporation organized under the laws of the state of Delaware, under the legal name "Nasdaq BX, Inc.," to a limited liability company organized under the laws of the state of Texas, under the legal name "Nasdaq Texas, LLC."

Pursuant to Rule 6a-2(a), the Exchange is hereby filing the latest changes to its Form 1 Exhibit C, which are enclosed.

If you have any questions, please do not hesitate to contact Sun Kim, Senior Associate General Counsel at (646) 420-7816 or Sun.Kim@nasdaq.com.

Sincerely,

/s/ Sun Kim

Sun Kim
Senior Associate General Counsel

Exhibit C

PLAN OF CONVERSION

This Plan of Conversion (this "**Plan**") is adopted as of February 13, 2026 and sets forth certain terms of the conversion of Nasdaq BX, Inc, a Delaware corporation (the "**Delaware Corporation**"), to Nasdaq Texas, LLC, a Texas limited liability company (the "**Texas LLC**"), pursuant to the terms of the General Corporation Law of the State of Delaware (as amended, the "**DGCL**") and the Texas Business Organizations Code (as amended, the "**TBOC**").

RECITALS:

A. The Delaware Corporation was incorporated in the State of Delaware on August 13, 1976.

B. Upon the terms and subject to the conditions set forth in this Plan, and in accordance with Section 266 of the DGCL and Title 1, Chapter 10, Subchapter C of the TBOC, the Delaware Corporation will be converted to a Texas Limited Liability Company.

C. The Board of Directors of the Delaware Corporation (the "**Board**") has unanimously (i) determined that the Conversion (as defined below) is advisable and in the best interests of the Delaware Corporation and its stockholders and recommended the approval of the Conversion by the stockholders of the Delaware Corporation and (ii) approved and adopted this Plan, the Conversion and the other documents and transactions contemplated by this Plan, including the Texas Certificate of Formation, Texas LLC Agreement, the Texas By-Laws, the Texas Certificate of Conversion and the Delaware Certificate of Conversion (as each is defined below).

D. The stockholders of the Delaware Corporation have approved and adopted this Plan, the Conversion and the other documents and transactions contemplated by this Plan, including the Texas Certificate of Formation, Texas LLC Agreement, the Texas By-Laws, the Texas Certificate of Conversion and the Delaware Certificate of Conversion.

E. In connection with the Conversion, at the Effective Time (as defined below), each share of Common Stock, par value $0.01 per share (the "**Delaware Common Stock**"), of the Delaware Corporation issued and outstanding (or held in treasury) immediately prior to the Effective Time shall be converted into membership interests of the Texas Limited Liability Company (each, a "**Texas Membership Interest**" and, collectively the "**Texas Membership Interests**").

F. The mode of effecting the Conversion shall be as described in this Plan.

ARTICLE I

THE CONVERSION

1.1 **Conversion**. At the Effective Time (as defined below), the Delaware Corporation will be converted to the Texas LLC, pursuant to, and in accordance with, Section 266 of the DGCL and Title 1, Chapter 10, Subchapter C of the TBOC (the "**Conversion**"), whereupon the

Delaware Corporation will continue its existence in the organizational form of the Texas LLC, which will be subject to the laws of the State of Texas.

1.2 **Certificate of Conversion**. Following the approval of the Conversion, including this Plan and the Texas Certificate of Formation, by the Board and the stockholders of the Delaware Corporation, the Delaware Corporation shall file a certificate of conversion in the form attached hereto as Exhibit A (the "**Delaware Certificate of Conversion**") with the Secretary of State of the State of Delaware (the "**Delaware Secretary of State**") and shall file a certificate of conversion in the form attached hereto as Exhibit B (the "**Texas Certificate of Conversion**") and a certificate of formation in the form attached hereto as Exhibit C (the "**Texas Certificate of Formation**") and any and all documents required to be filed with the Secretary of State of the State of Texas (the "**Texas Secretary of State**") in connection with the Conversion and the Delaware Corporation or the Texas LLC, as applicable, and shall make all other filings or recordings required by the DGCL or the TBOC in connection with the Conversion.

1.3 **Effective Time**. The Conversion will become effective upon the filing of the Delaware Certificate of Conversion with the Delaware Secretary of State and the Texas Certificate of Conversion and the Texas Certificate of Formation with the Texas Secretary of State or at such later time as specified in the Delaware Certificate of Conversion and the Texas Certificate of Conversion (the "**Effective Time**").

ARTICLE II

ORGANIZATION

2.1 **Texas Governing Documents**. At the Effective Time, the Texas Certificate of Formation, the limited liability company agreement in the form attached hereto as Exhibit D (the "**Texas LLC Agreement**") and the by-laws of the Texas LLC in the form attached hereto as Exhibit E (the "**Texas By-Laws**" and, together with the Texas Certificate of Formation and the Texas LLC Agreement, the "**Texas Governing Documents**") shall be the formation documents, limited liability company agreement, and by-laws of the Texas LLC until amended and/or restated in accordance with the Texas Governing Documents and applicable law.

2.2 **Directors and Officers**. From and after the Effective Time, by virtue of the Conversion and without any further action on the part of the Delaware Corporation or its stockholders, (i) the members of the Board and the officers of the Delaware Corporation holding their respective offices in the Delaware Corporation existing immediately prior to the Effective Time shall continue in their respective offices as members of the Board and officers of the Texas LLC and (ii) each committee of the Board as of immediately prior to the Effective Time shall be constituted as a committee of the Board of the Texas LLC, and each member of each committee of the Board of the Delaware Corporation as of immediately prior to the Effective Time shall continue as a member of each corresponding committee of the Board of the Texas LLC as of the Effective Time.

ARTICLE III

EFFECT OF THE CONVERSION

3.1 **Effect of Conversion**. At the Effective Time, the effect of the Conversion will be as provided by this Plan and by the applicable provisions of the DGCL and the TBOC. Without limitation of the foregoing, for all purposes of the laws of the State of Delaware and the State of Texas, all of the rights, privileges, and powers of the Delaware Corporation, and all property, real, personal, and mixed, and all debts due to the Delaware Corporation, as well as all other things and causes of action belonging to the Delaware Corporation, shall remain vested in the Texas LLC and shall be the property of the Texas LLC, and all debts, liabilities, and duties of the Delaware Corporation shall remain attached to the Texas LLC, and may be enforced against the Texas LLC to the same extent as if said debts, liabilities, and duties had originally been incurred or contracted by the Texas LLC.

3.2 **Conversion of Shares**. At the Effective Time, by virtue of the Conversion and without any further action by the Delaware Corporation or its stockholders, (i) each share of Delaware Common Stock issued and outstanding or held in treasury immediately before the Effective Time shall be converted into a Texas Membership Interest, and all options, warrants, restricted stock units or other right to receive, purchase or acquire a share of Delaware Common Stock shall automatically be converted into an entitlement to receive, purchase or acquire a Texas Membership Interest and (ii) each common stock token representing a share of Delaware Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into a Texas Membership Interest. From and after the Effective Time, any stock certificates that immediately prior to the effective time represented issued and outstanding shares of Delaware Common Stock shall be deemed to represent Texas Membership Interests, to which such shares of Delaware Common Stock were converted pursuant to the Conversion.

ARTICLE IV

MISCELLANEOUS

4.1 **Abandonment or Amendment**. At any time prior to the filing of the Delaware Certificate of Conversion with the Delaware Secretary of State, the Delaware Corporation may abandon the proposed Conversion and terminate this Plan to the extent permitted by law or may amend this Plan.

4.2 **Captions**. The captions in this Plan are for convenience only and shall not be considered a part, or to affect the construction or interpretation, of any provision of this Plan.

4.3 **Tax Reporting**. The Conversion is intended to be a "reorganization" for purposes of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "**Code**"), and this Plan of Conversion is hereby adopted as a "plan of reorganization" for purposes of the Section 368(a)(1)(F) of the Code.

4.4 **Governing Law**. This Plan shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware.

[*Signature Page Follows*]

IN WITNESS WHEREOF, this Plan has been executed on behalf of the Delaware Corporation by its officer thereunto duly authorized, as of the date first set forth above.

NASDAQ BX, INC.

DocuSigned by:

By: Erika Moore

C5FA82E957344C7...

Name: Erika Moore

Title: VP

EXHIBIT A

DELAWARE CERTIFICATE OF CONVERSION

EXHIBIT B

TEXAS CERTIFICATE OF CONVERSION

EXHIBIT C

TEXAS CERTIFICATE OF FORMATION

EXHIBIT D

TEXAS LLC AGREEMENT

EXHIBIT E

TEXAS BY-LAWS

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF "NASDAQ BX, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF FEBRUARY, A.D. 2026, AT 8 O`CLOCK A.M.

Charuni Patibanda-Sanchez, Secretary of State

829136 8100
SR# 20260577126

Authentication: 203091139
Date: 02-13-26

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A DELAWARE CORPORATION
TO A NON-DELAWARE ENTITY
PURSUANT TO SECTION 266 OF
THE DELAWARE GENERAL CORPORATION LAW

1. The name of the Delaware corporation is Nasdaq BX, Inc. ______________________________________.
   (If changed, the name under which it's Certificate of Incorporation was originally filed: Boston Stock Exchange, Incorporated______________________)

2. The date of filing of its original Certificate of Incorporation with the Delaware Secretary of State is September 20, 1976.

3. The jurisdiction to which the corporation shall convert is *(list jurisdiction)* Texas and the name under which the entity shall be known is Nasdaq Texas, LLC.

4. The conversion has been approved in accordance with Section 266 of the Delaware General Corporation Law.

5. The corporation agrees that it may be served with process in the State of Delaware in any action, suit or proceeding for enforcement of any obligation of the corporation arising while it was a corporation of the State of Delaware, as well as for enforcement of any obligation of such other entity arising from the conversion, including any suit or other proceeding to enforce the right of any stockholders as determined in appraisal proceedings pursuant to Section 262 of Title 8, and irrevocably appoints the Secretary of State of Delaware as its agent to accept service of process in any such action, suit or proceeding.

6. The address to which a copy of the process shall be mailed by the Secretary of State is 151 W. 42nd Street, New York, NY 10036.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 13th day of February, A.D. 2026.

DocuSigned by:
By: Erika Moore
C5FA82E957344C7...
Authorized Officer

Name: Erika Moore
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:00 AM 02/13/2026
FILED 08:00 AM 02/13/2026
SR 20260577126 - File Number 829136

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF CONVERSION

The undersigned, as Secretary of State of Texas, hereby certifies that a filing instrument for

Nasdaq BX Inc.
File Number: [Entity not of Record, Filing Number Not Available]

Converting it to

Nasdaq Texas, LLC
File Number: 806443220

has been received in this office and has been found to conform to law. ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing the acceptance and filing of the conversion on the date shown below.

Dated: 02/13/2026

Effective: 02/13/2026

Jane Nelson
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/

Phone: (512) 463-5555
Fax: (512) 463-5709
Dial: 7-1-1 for Relay Services
Prepared by: Melissa Kerr
TID: 10340
Document: 1558488390002

Form 647
(Revised 12/23)

Return in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512-463-5555
FAX: 512-463-5709

Filing Fee: See instructions

THE STATE OF TEXAS

Certificate of Conversion of a Foreign Entity Converting to a Texas Filing Entity

This space reserved for office use.

FILED
In the Office of the
Secretary of State of Texas
FEB 13 2026
Corporations Section

Converting Entity Information

The name of the converting entity is: Nasdaq BX, Inc.

The jurisdiction of formation of the converting entity is: Delaware

The converting entity is a: (Select the appropriate entity type from the list shown below.)

☒ For-Profit Corporation
☐ Nonprofit Corporation
☐ Professional Corporation
☐ Professional Association
☐ Other: ______________________
Specify type of entity.
☐ Limited Liability Company
☐ Professional Limited Liability Company
☐ Limited Partnership
☐ Cooperative Association
☐ General Partnership

The date of formation of the converting entity is: September 20, 1976

The file number, if any, issued to the converting entity is: ______________________

Converted Entity Information

The foreign entity named above is converting to a filing entity formed under the Texas Business Organizations Code. The name of the converted entity is:

Nasdaq Texas, LLC
(Name of entity after the conversion must include an organizational identifier for the entity type selected below.)

The converted entity will be formed under the laws of Texas.

The converted entity is a: (Select the appropriate entity type from the list shown below.)

☐ For-Profit Corporation
☐ Nonprofit Corporation
☐ Professional Corporation
☐ Professional Association
☒ Limited Liability Company
☐ Professional Limited Liability Company
☐ Limited Partnership
☐ Cooperative Association

Plan of Conversion *or* Alternative Statements

☐ The plan of conversion is attached.

If the plan of conversion is not attached, the following statements must be completed.

☒ In lieu of attaching the plan of conversion, the converting entity certifies to the following statements by providing an address in Items 1 and 2.

1. A signed plan of conversion is on file at the principal place of business of the converting entity. The address of the principal place of business of the converting entity is:

Street or Mailing Address	City	State	Country	Zip Code
151 W. 42nd Street	New York	NY	USA	10036

2. A signed plan of conversion will be on file after the conversion at the principal place of business of the converted entity. The address of the principal place of business of the converted entity is:

Street or Mailing Address	City	State	Country	Zip Code
151 W. 42nd Street	New York	NY	USA	10036

A copy of the plan of conversion will be furnished on written request without cost by the converting entity before the conversion or by the converted entity after the conversion to any owner or member of the converting entity or converted entity.

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

Certificate of Formation for the Converted Entity

☒ The certificate of formation for the converted Texas filing entity is attached to this certificate of conversion as an attachment or exhibit to either (i) the plan of conversion or (ii) this certificate if the plan has not been attached to the certificate of conversion. The certificate of formation includes a statement that the converted entity is formed under a plan of conversion and the name, address, date of formation, prior form of organization, and jurisdiction of formation of the converting entity.

Approval of the Plan of Conversion

The plan of conversion has been approved as required by the laws of the jurisdiction of formation and the governing documents of the converting entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is accepted and filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ______________________

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: ______________________

The following event or fact will cause the document to take effect in the manner described below:

Tax Certification

☐ Attached hereto is a certificate from the Texas Comptroller of Public Accounts that certifies the converting entity is in good standing for purposes of conversion.

OR

☒ In lieu of providing the tax certificate, the converted entity is liable for the payment of any required franchise taxes.

Execution

The undersigned signs the document subject to the penalties imposed by law for submission of a materially false or fraudulent instrument. The undersigned certifies that the statements contained herein are true and correct, and that the person signing is authorized under the provisions of the Texas Business Organizations Code, or other law applicable to and governing the converting entity, to execute the filing instrument.

Date: February 13, 2026

By: Nasdaq BX, Inc.
Name of converting entity (see instructions)

DocuSigned by:
Erika Moore
C5FA82E957344C7...
Signature and title of authorized person (see instructions)

Erika Moore
Printed or typed name of authorized person

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Nasdaq Texas, LLC
File Number: 806443220

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 02/13/2026

Effective: 02/13/2026

Jane Nelson
Secretary of State

FILED
In the Office of the
Secretary of State of Texas

FEB 13 2026

Corporations Section

CERTIFICATE OF FORMATION
OF
NASDAQ TEXAS, LLC

ARTICLE 1
Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is Nasdaq Texas, LLC (the "Company"). This limited liability company is being formed pursuant to a Plan of Conversion. Prior to this conversion this entity was a Delaware corporation, by the name of Nasdaq BX, Inc., organized in Delaware on September 20, 1976 and located at 151 W. 42nd Street, New York, NY 10036.

ARTICLE 2
Registered Agent and Registered Office

The initial registered agent is an organization by the name of CT Corporation System. The business address of the registered agent and the registered office address is 1999 Bryan Street, Suite 900, Dallas, TX 75201.

ARTICLE 3
Governing Authority

The Company will be managed by managers, and the Company has designated each member of the initial board of directors as a "manager" within the meaning of Texas Business Organizations Code, Title 3, Chapter 101. The names and addresses of the person or persons who are to serve as managers and directors until their successors are qualified and duly appointed are as follows:

Name	Address
Thomas A. Kloet	151 W 42nd Street, New York, NY 10036
Kathlyn Card Beckles	151 W 42nd Street, New York, NY 10036
Kevin Kennedy	151 W 42nd Street, New York, NY 10036
Michael J. Curran	151 W 42nd Street, New York, NY 10036
Anne Marie W. Darling	151 W 42nd Street, New York, NY 10036
Thomas Wittman	151 W 42nd Street, New York, NY 10036
Anita Lynch	151 W 42nd Street, New York, NY 10036
David Rosato	151 W 42nd Street, New York, NY 10036
Andrew Schultz	151 W 42nd Street, New York, NY 10036
Elizabeth Wideman	151 W 42nd Street, New York, NY 10036

ARTICLE 4
Purpose

The purpose for which the Company is formed is for the transaction of any and all lawful purposes for which a limited liability company may be organized under the Texas Business Organizations Code.

ARTICLE 5
Initial Mailing Address

The initial mailing address for the Company is 1999 Bryan Street, Suite 900, Dallas, TX 75201.

ARTICLE 6
Organizer

The name and address of the organizer is as follows:

<u>Name</u>	<u>Address</u>
Erika Moore	1100 New York Avenue, NW, 3rd Floor, Washington, DC 20005

ARTICLE 7
Effectiveness of Filing

This document becomes effective when the document is filed by the Secretary of State of the State of Texas.

EXECUTION

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned also affirms that, to the best knowledge of the undersigned, the name provided as the name of the filing entity does not falsely imply an affiliation with a governmental entity. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: February 13, 2026

DocuSigned by:
Erika Moore
C5FA82E957344C7...

Signature of organizer

Erika Moore
Printed or typed name of organizer

Limited Liability Company Agreement of Nasdaq Texas, LLC

This Limited Liability Company Agreement (together with the exhibit and schedules attached hereto, this "Agreement") of Nasdaq Texas, LLC (the "Company" or the "Exchange") is entered into by Nasdaq, Inc., a Delaware corporation (the "Sole LLC Member"). Capitalized terms used and not otherwise defined herein have the meanings set forth on Schedule A hereto.

WHEREAS, Nasdaq BX, Inc. (the "Pre-Conversion Corporation") was formed pursuant to the General Corporation Law of the State of Delaware ("DGCL") by filing a Certificate of Incorporation of the Pre-Conversion Corporation with the office of the Secretary of State of the State of Delaware on August 13, 1976, as amended and restated (the "Certificate of Incorporation"), and such Pre-Conversion Corporation was converted to a Texas limited liability company by filing a Certificate of Conversion with the office of the Secretary of State of the State of Delaware pursuant to DGCL Section 266, and by entering into a Plan of Conversion and filing a Certificate of Conversion of a Foreign Entity Converting to a Texas Filing Entity (Texas Form 647) with the office of the Secretary of State of the State of Texas on February 13, 2026 to form the Company as a limited liability company pursuant to Texas Business Organizations Code, Title 3, Chapter 101 (the "LLC Act");

WHEREAS, the Sole LLC Member desires to enter into this Agreement.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

Section 1. Name.

The name of the limited liability company formed hereby is Nasdaq Texas, LLC.

Section 2. Principal Business Office.

The principal business office of the Company shall be located at 151 W 42nd Street, New York, NY 10036 or such other location as may hereafter be determined by the Board of Directors.

Section 3. Registered Office.

The address of the registered office of the Company in the State of Texas is c/o C T Corporation System, 1999 Bryan Street, Suite 900, Dallas, TX 75201.

Section 4. Registered Agent.

The name and address of the registered agent of the Company for service of process on the Company in the State of Texas is C T Corporation System, 1999 Bryan Street, Suite 900, Dallas, TX 75201.

Section 5. Sole LLC Member.

The mailing address of the Sole LLC Member is set forth on Schedule B attached hereto. The Sole LLC Member agrees to act as a member of the Company upon its execution of a counterpart signature page to this Agreement.

Section 6. Duration.

The existence of the Company as a separate legal entity shall continue until the winding up, revocation, or cancellation of the Company as provided in the LLC Act. Upon the winding up, revocation, or cancellation of the Company in accordance with the LLC Act, this Agreement and the Company shall terminate.

Section 7. Purposes.

The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the LLC Act and engaging in any and all activities necessary or incidental to the foregoing. Without limiting the generality of the foregoing, the nature of the business or purposes to be conducted and promoted shall include (i) supporting the operation, regulation, and surveillance of the national securities exchange operated by the Company, (ii) preventing fraudulent and manipulative acts and practices, promoting just and equitable principles of trade, fostering cooperation and coordination with Persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities, removing impediments to and perfecting the mechanisms of a free and open market and a national market system, and, in general, protecting investors and the public interest, (iii) supporting the various elements of the national market system pursuant to Section 11A of the Exchange Act and the rules thereunder, (iv) fulfilling the Company's self-regulatory responsibilities as set forth in the Exchange Act, and (v) supporting such other initiatives as the Board may deem appropriate.

Section 8. Powers.

The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9. Management.

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director ishas hereby designated as a "manager" within the meaning of the LLC Act. The Sole LLC Member may determine at any time in its sole and absolute discretion the number of Directors to constitute the Board. The authorized number of Directors may be increased or decreased by the Sole LLC Member at any time in its sole and absolute discretion, upon notice to all Directors, but no decrease in the number of Directors shall shorten the term of any incumbent Member Representative Director. At least twenty percent (20%) of the Directors shall be Member Representative Directors. All Directors other than the Member Representative Directors shall be elected by the Sole LLC Member in the manner described in the By-Laws. Each Director elected, designated or appointed by the Sole LLC Member shall hold office until a successor is elected and qualified or until such Director's earlier death, resignation, expulsion or removal. Member Representative Directors shall be elected in accordance with the By-Laws. Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this Agreement and the By-Laws. A Director need not be a member of the Company.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company. To the fullest extent permitted by applicable law, the By-Laws, and this Agreement, the Board may delegate any of its powers to a committee appointed pursuant to Section 9(g) or to any Officer, employee or agent of the Company.

(c) By-Laws. The Sole LLC Member hereby adopts the By-Laws of the Company in the form attached hereto as Exhibit A, as the same may be amended from time to time in accordance with the terms therein and in this Agreement (the "By-Laws," and the By-Laws, together with this Agreement, constitute the company agreement of the Company within the meaning of the LLC Act). The Board, each Officer and the Sole LLC Member shall be subject to the express provisions of this Agreement and of the By-Laws. In case of any conflict between the provisions of this Agreement and any provisions of the By-Laws, the provisions of this Agreement shall control.

(d) Meeting of the Board of Directors. The Board of Directors of the Company may hold meetings, both regular and special, within or outside the State of Texas. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board. Special meetings of the Board may be called by the Chair of the Board, the Chief Executive Officer, or the President on not less than one day's notice to each Director by telephone, facsimile, mail, telegram or any other means of communication, and special meetings shall be called by the Chair of the Board, the Chief Executive Officer, the President or Secretary in like manner and with like notice upon the written request of at least one-third of the Directors.

All meetings of the Board of Directors of the Exchange (and any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates shall be closed to all Persons other than members of the Board of Directors and Officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of the Sole LLC Member who are not also members of the Board of Directors of the Exchange or any officers, staff, counsel or advisors of the Sole LLC Member who are not also Officers, staff, counsel or advisors of the Exchange be allowed to participate in any meetings of the Board of Directors of the Exchange (or any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates.

(e) Quorum; LLC Acts of the Board. At all meetings of the Board, a majority of the Directors shall constitute a quorum for the transaction of business and, except as otherwise provided in any other provision of this Agreement, the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Any action required or permitted to be taken at a meeting of the Board or any committee thereof may be taken without a meeting and without prior notice if written consents (including consents transmitted by electronic transmission), setting forth the action so taken, are executed by all members of the Board or committee, as the case may be.

(f) Electronic Communications. Members of the Board, or any committee designated by the Board, may participate in meetings of the Board, or any committee, by means of telephone conference or other communications equipment that allows all Persons participating in the meeting to hear each other, and such participation in a meeting shall constitute presence in person at the meeting. If all the participants are participating by telephone conference or other communications equipment, the meeting shall be deemed to be held at the principal place of business of the Company.

(g) Committees.

(i) The Board may designate one or more committees, each committee to consist of one or more of the Directors or other Persons. The By-Laws may establish the initial committees, which may be altered, eliminated or restructured by an amendment to the By-Laws. The Board may designate one or more Directors or other Persons as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

(ii) Except as otherwise provided by the By-Laws, members of a committee shall hold office for such period as may be fixed by a resolution adopted by the Board. Any member of a committee may be removed from such committee only by the Board. Vacancies in the membership of any committee shall be filled by the Board.

(iii) Each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

(iv) Unless otherwise required by the By-Laws, a majority of a committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of such committee present at a meeting at which a quorum is present shall be an act of such committee.

(v) To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, except that such committee shall not have the powers of the Board with respect to approving any matters pertaining to the self-regulatory function of the Exchange or relating to the structure of the market which the Exchange regulates. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board. In the absence or disqualification of a member of a committee composed solely of Directors, the member or members thereof present at any meeting and not disqualified from voting, whether or not such members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member.

(h) Compensation of Directors; Expenses. The Board shall have the authority to fix the compensation of Directors. The Directors may be paid their expenses, if any, of attendance at meetings of the Board and may be paid a fixed sum for attendance at each meeting of the Board, a stated salary as Director or other remuneration. No such payment shall preclude any Director from serving the Company in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

(i) Removal and Resignation of Directors. Unless otherwise restricted by law, any Director may be removed or expelled for cause by the Sole LLC Member, and may be removed by the Board of Directors in the manner provided by the By-Laws. Any vacancy caused by any such removal or expulsion may be filled in the manner provided in the By-Laws. Any Director may resign at any time either upon notice of resignation to the Chair of the Board, the Chief Executive Officer, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(j) Directors as Agents. To the extent of their powers set forth in this Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this Agreement shall bind the Company. Except as provided in this Agreement or in a resolution of the Directors, a Director may not bind the Company.

Section 10. Officers.

(a) Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, President, Vice President, Secretary and Treasurer) to any such person. Any number of offices may be held by the same person. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the Board. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Board not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. Limited Liability.

Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and neither the Sole LLC Member nor any Director shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Sole LLC Member or Director of the Company.

Section 12. Capital Contributions.

The Sole LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 13. Additional Contributions.

The Sole LLC Member is not required to make any additional capital contribution to the Company. However, the Sole LLC Member may make additional capital contributions to the Company at any time upon the consent of such Sole LLC Member. To the extent that the Sole LLC Member makes an additional capital contribution to the Company, the Sole LLC Member shall revise the books and records of the Company. The provisions of this Agreement, including this Section 13, are intended to benefit the Sole LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this Agreement), and the Sole LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this Agreement.

Section 14. Allocation of Profits and Losses.

The Company's profits and losses shall be allocated to the Sole LLC Member.

Section 15. Distributions.

Distributions shall be made to the Sole LLC Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this Agreement, (i) the Company shall not be required to make a distribution to the Sole LLC Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law or is otherwise required to fulfill the regulatory functions or responsibilities of the Company, and (ii) Regulatory Funds shall not be used for non-regulatory purposes, but rather shall be used to fund the legal, regulatory and surveillance operations of the Company and the Company shall not make a distribution to the Sole LLC Member using Regulatory Funds.

Section 16. Books and Records.

The Board shall keep or cause to be kept within the United States complete and accurate books of account and records with respect to the Company's business. The books of the Company shall at all times be maintained by the Board. The Company's books of account shall be kept using the method of accounting determined by the Sole LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

Other than as provided in this Section 16 with respect to the Commission (defined below), all confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Company shall: (i) not be made available to any Persons other than to those Officers, Directors, employees and agents of the Company that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Company and the Officers, Directors, employees and agents of the Company; and (iii) not be used for any non-regulatory purposes. Nothing in this LLC Agreement shall be interpreted as to limit or impede the rights of the U.S. Securities and Exchange Commission (the "Commission") to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit and impede the ability of any Officers, Directors, employees or agents of the Company to disclose such confidential information to the Commission.

Section 17. Reports.

The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants, if any, to prepare and transmit to the Sole LLC

Member as promptly as possible any such tax information as may be reasonably necessary to enable the Sole LLC Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 18. Other Business.

Unless otherwise restricted by law, the Sole LLC Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the Sole LLC Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 19. Exculpation and Indemnification.

(a) Neither the Sole LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or Affiliate of the Sole LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 19 by the Company shall be provided out of and to the extent of Company assets only, and the Sole LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 19.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the Sole LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person who is bound by this Agreement for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 19 shall survive any termination of this Agreement.

Section 20. Assignments.

The Sole LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company, unless such transfer or assignment is filed with and approved by the Commission pursuant to the rule filing procedure under Section 19 of the Exchange Act.

Section 21. Dissolution.

(a) The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the Sole LLC Member and a majority of the whole Board, (ii) the termination of the legal existence of the Sole LLC Member or the occurrence of any other event that terminates the continued membership of the Sole LLC Member in the Company unless the Company is continued without dissolution in a manner permitted by this Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 11.301 et. seq. of the LLC Act.

(b) Notwithstanding any other provision of this Agreement, the Bankruptcy of the Sole LLC Member shall not cause the Sole LLC Member to cease to be a member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 11.053 of the LLC Act.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Sole LLC Member in the manner provided for in this Agreement and (ii) the cancellation of the Company, as required by the LLC Act.

Section 22. Benefits of Agreement; No Third-Party Rights.

None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the Sole LLC Member. Nothing in this Agreement shall be deemed to create any right in any Person (other than Covered Persons and, to the extent provided in Article II of the By-Laws, Nasdaq Texas Members) not a party hereto, and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and, to the extent provided in Article II of the By-Laws, Nasdaq Texas Members).

Section 23. Severability of Provisions.

Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

Section 24. Entire Agreement.

This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 25. Binding Agreement.

Notwithstanding any other provision of this Agreement, the Sole LLC Member agrees that this Agreement constitutes a legal, valid and binding agreement of the Sole LLC Member and is enforceable against the Sole LLC Member, in accordance with its terms.

Section 26. Governing Law.

This Agreement shall be governed by and construed under the laws of the State of Texas (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 27. Amendments.

This Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the Sole LLC Member. Amendments to this Agreement shall not become effective until filed with, or filed with and approved by, the Commission, as required under Section 19 of the Exchange Act and the rules promulgated thereunder.

Section 28. Notices.

Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 2, (ii) in the case of the Sole LLC Member, to the Sole LLC Member at its address as listed on Schedule B attached hereto and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Limited Liability Company Agreement as of the 13th day of February, 2026.

SOLE LLC MEMBER:

NASDAQ, INC.

DocuSigned by:
Erika Moore
C5FA82E957344C7...

Name: Erika Moore
Title: Corporate Secretary

SCHEDULE A

Definitions

A. Definitions

When used in this Agreement, the following terms not otherwise defined herein have the following meanings:

"Affiliate" has the meaning ascribed to that term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of this Agreement.

"Agreement" means this Limited Liability Company Agreement of the Company, together with the exhibit and schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in the Texas Business Organizations Code.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9.

"Certificate of Conversion" means a certificate filed for the purpose of converting a Delaware entity to a non-Delaware entity, as contemplated by § 266 of the DGCL, or a certificate filed for the purpose of converting a non-Texas entity to a Texas entity, as contemplated by § 10.102 of the Texas Business Organizations Code, as applicable.

"Certificate of Incorporation" has the meaning set forth in the preamble to this Agreement.

"Company" means Nasdaq Texas, LLC, a Texas limited liability company.

"Covered Persons" has the meaning set forth in Section 19.

"Directors" means the Persons elected/appointed to the Board of Directors from time to time in accordance with this Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"LLC Act" has the meaning set forth in the preamble to this Agreement.

"Member Representative Director" means a Director who has been elected or appointed in accordance with the procedures established by Article II of the By-Laws.

"Nasdaq Texas Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. A Nasdaq Texas Member is not a member of the Company by reason of being a Nasdaq Texas Member.

"Officer" means an officer of the Company described in Section 10.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

"Sole LLC Member" means Nasdaq, Inc., a Delaware corporation, as the sole member of the Company.

B. Rules of Construction

Definitions in this Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this Agreement.

SCHEDULE B

Sole LLC Member

Name	Mailing Address	Limited Liability Company Interest
Nasdaq, Inc.	151 West 42nd Street, New York, New York 10036	100%

EXHIBIT A

Bylaws of Nasdaq Texas, LLC

(Attached)

BY-LAWS OF NASDAQ TEXAS, LLC

These By-Laws have been established as the By-Laws of Nasdaq Texas, LLC, a Texas limited liability company (the "Company" or the "Exchange"), pursuant to the Limited Liability Company Agreement of the Company, dated as of February 13, 2026 (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provisions of the LLC Agreement shall control.

Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the LLC Agreement.

Article I DEFINITIONS

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Affiliate" has the meaning ascribed to that term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of the LLC Agreement.

(b) "Board" or "Board of Directors" means the Board of Directors of the Company.

(c) "broker" shall have the same meaning as in Section 3(a)(4) of the Exchange Act.

(d) "Commission" means the Securities and Exchange Commission.

(e) "Company Member" or "Sole LLC Member" means Nasdaq, Inc., a Delaware corporation, as the sole member of the Company.

(f) "Contested Election" means an election for one or more Member Representative Directors for which the number of candidates on the List of Candidates exceeds the number of positions to be elected.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Exchange Act.

(i) "Directors" means the Persons (as defined in the LLC Agreement) elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws, in their capacity as managers of the Company.

(j) "Election Date" means a date selected by the Board on an annual basis, on which Exchange Members may vote with respect to Member Representative Directors in the event of a contested election.

(k) "Executive Representative" means an individual appointed by an Exchange Member to represent, vote, and act for the Exchange Member in all the affairs of the Exchange; provided, however, that other representatives of an Exchange Member may also serve on the Board or committees of the Exchange or otherwise take part in the affairs of the Exchange. If an Exchange Member is also a member of FINRA, the Exchange Executive Representative shall be the same person appointed to serve as the FINRA Executive Representative. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Exchange Secretary via electronic process or such other process as the Exchange may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management and registered principal of the Exchange Member. Each Executive Representative shall maintain an Internet electronic mail account for communication with the Exchange and shall update firm contact information as prescribed by the Exchange. Each Exchange Member shall review and, if necessary, update its Executive Representative designation and contact information in the manner prescribed by the Exchange.

(l) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(m) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member.

(n) "FINRA" means the Financial Industry Regulatory Authority, Inc. and its Affiliates.

(o) "Industry Director" means a Director (excluding any two officers of the Company, selected at the sole discretion of the Board, amongst those officers who may be serving as Directors (the "Staff Directors")), who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any Affiliate thereof or to FINRA (or any predecessor) or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means an Exchange Listing and Hearing Review Council member, Exchange Review Council member, or a member of any other committee appointed by the Board who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the committee member or 20 percent or more of the gross revenues received by the committee member's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the committee member or 20 percent or more of the gross revenues received by the committee member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any Affiliate thereof or to FINRA (or any predecessor) or has had any such relationship or provided any such services at any time within the prior three years.

(q) "investment banking or securities business" means the business, carried on by a broker or dealer, of underwriting or distributing issues of securities, or of purchasing securities and offering the same for sale as a dealer, or of purchasing and selling securities upon the order and for the account of others.

(r) "List of Candidates" means the list of candidates for Member Representative Director positions to be elected on an Election Date.

(s) "Member Nominating Committee" means the Member Nominating Committee appointed pursuant to these By-Laws.

(t) "Member Representative Director" means a Director who has been elected or appointed after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws. A Member Representative Director may, but is not required to be, an officer, director, employee, or agent of an Exchange Member.

(u) "Member Representative member" means an Exchange Listing and Hearing Review Council member, Exchange Review Council member, or member of any other committee appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws.

(v) "Nominating Committee" means the Nominating Committee of the Board appointed pursuant to these By-Laws.

(w) "Non-Industry Director" means a Director (excluding Staff Directors) who is (i) a Public Director; (ii) an officer, director, or employee of an issuer of securities listed on a national securities exchange operated by the Company or one of its affiliates; or (iii) any other individual who would not be an Industry Director.

(x) "Non-Industry member" means an Exchange Review Council member or a member of any other committee appointed by the Board who is (i) a Public member; (ii) an officer or employee of an issuer of securities listed on a national securities exchange operated by the Company or one of its affiliates; or (iii) any other individual who would not be an Industry member.

(y) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, director, or branch manager of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member, except that any person associated with an Exchange Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these By-Laws.

(z) "Public Director" means a Director who has no material business relationship with a broker or dealer, the Company or its Affiliates, or FINRA. For the avoidance of doubt, a director of an issuer of securities listed on a national securities exchange operated by the Company or one of its affiliates shall not be precluded from being considered a "Public Director" solely on the basis of such directorship.

(aa) "Public member" means an Exchange Listing and Hearing Review Council member, Exchange Review Council member, or a member of any other committee appointed by the Board who has no material business relationship with a broker or dealer, the Company or its Affiliates, or FINRA. For the avoidance of doubt, a director of an issuer of securities listed on a national securities exchange operated by the Company or one of its affiliates shall not be precluded from being considered a "Public member" solely on the basis of such directorship.

(bb) "Record Date" means a date selected by the Board for the purpose of determining the Exchange Members entitled to vote for the election of Member Representative Directors on an Election Date in the event of a Contested Election.

(cc) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Exchange Act, that is registered with the Commission under the Exchange Act.

(dd) "Rules" means the rules of the Company set forth in the rule manual maintained by the Company, as adopted by the Board, as hereafter amended or supplemented.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Exchange Act.

Article II ANNUAL ELECTION OF MEMBER REPRESENTATIVE DIRECTORS AND OTHER ACTIONS BY EXCHANGE MEMBERS

Section 1. Record and Election Date

(a) The Member Representative Directors shall be elected to the Board on an annual basis. For each annual election of Member Representative Directors, the Board shall select a Record Date and an Election Date. The Record Date shall be at least 10 days but not more than 60 days prior to the Election Date. The Member Nominating Committee shall create a list of one or more candidates for each Member Representative Director position (the "List of Candidates") on the Board to be elected on the Election Date. Promptly after selection of the Election Date, in a Notice to Members and in a prominent location on a publicly accessible website, the Company (i) shall announce the Election Date and the List of Candidates, and (ii) shall describe the procedures for Exchange Members to nominate candidates for election at the next annual meeting. In the event of a Contested Election, the Company shall also send Exchange Members the formal notice described in Section 1(c).

(b) An additional candidate may be added to the List of Candidates by any Exchange Member that submits a timely and duly executed written nomination to the Secretary of the Company. To be timely, an Exchange Member's notice shall be delivered to the Secretary at the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's Election Date (provided, however, that in the event that the Election Date is more than 30 days before or more than 70 days after such anniversary date, notice by the Exchange Member must be so delivered not earlier than the close of business on the 120th day prior to such Election Date and not later than the close of business on the later of the 90th day prior to such Election Date or the tenth day following the day on which public announcement of such Election Date is first made by the Company). Such Exchange Member's notice shall set forth: (i) as to the person whom the Exchange Member proposes to nominate for election as a Member Representative Director, all information relating to that person that is required to be disclosed in solicitations of proxies for election of Directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act and the rules thereunder (and such person's written consent to be named in the List of Candidates as a nominee and to serving as a Director if elected); (ii) a petition in support of the nomination duly executed by the Executive Representatives of 10% or more of all Exchange Members; and (iii) the name and address of the Exchange Member making the nomination. The Company may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a Member Representative Director. For purposes of determining whether a person has been nominated for election by petition by the requisite percentage, no Exchange Member, alone or together with its Affiliates, may account for more than 50% of the signatures endorsing a particular candidate, and any such signatures by such Exchange Member, alone or together with its Affiliates, in excess of such 50% limitation shall be disregarded.

(c) If, by the date on which an Exchange Member may no longer submit a timely nomination under paragraph (b), there is only one candidate for each Member Representative Director position to be elected on the Election Date, the Member Representative Directors shall be elected by the Sole LLC Member from the List of Candidates. If there is a Contested Election, a formal notice of the Election Date and the List of Candidates shall be sent by the Company at least 10 days but no more than 60 days prior to the Election Date to the Exchange Members who were Exchange Members on the Record Date, by any means, including electronic transmission, as determined by the Board or committee thereof.

Section 2. Voting

In the event of a Contested Election, each Exchange Member shall have the right to cast one vote for each Member Representative Director position to be filled; provided, however, that any such vote must be cast for a person on the List of Candidates. Notwithstanding the foregoing, an Exchange Member, either alone or together with its Affiliates, may not cast votes representing more than 20% of the votes cast for a candidate, and any votes cast by the Exchange Member, either alone or together with its Affiliates, in excess of such 20% limitation shall be disregarded. The votes may not be cumulated. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to the Election Date. Only votes received prior to 11:59 p.m. Eastern Time on the Election Date shall count for the election of a Member Representative Director. The Persons on the List of Candidates who receive the most votes shall be elected to the Member Representative Director positions.

Section 3. Filling of Vacancies

If a Member Representative Director position shall become vacant prior to the expiration of such person's term, or if an increase in the size of the Board results in the creation of a new Member Representative Director position, the Sole LLC Member shall elect a Person from a list of candidates prepared by the Member Nominating Committee to fill such vacancy, except that if the remaining term of office for the vacant Director position is less than six months, no replacement shall be required.

Section 4. Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Article III BOARD OF DIRECTORS

Section 1. Selection

Whenever any Director position other than a Member Representative Director position becomes vacant, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the Sole LLC Member shall select, a person satisfying the classification (Industry, Non-Industry, or Public Director), if applicable, for the directorship as provided in Article III, Section 2 to fill such vacancy.

Section 2. Qualifications

(a) The number of Non-Industry Directors, including at least one Public Director and at least one Director representative of issuers and investors, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors to be elected under the terms of the LLC Agreement. A Director may not be subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(a). If the term of office of a Director terminates under this Section, and the remaining term of office of such Director at the time of termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of article III, Section 2(a) by virtue of such vacancy.

Section 3. Regulation

(a) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(b) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 4. Committees

(a) Upon request of the Secretary of the Company, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Member Representative, Non-Industry, or Public Committee member. The Secretary of the Company shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary of the

Company, and shall report immediately to the Secretary any change in such information.

(b) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in these By-Laws. If the term of office of a committee member terminates under this Section, and the remaining term of office of such committee member at the time of termination is not more than six months, during the period of vacancy the relevant committee shall not be deemed to be in violation of the compositional requirements of such committee set forth in these By-Laws by virtue of such vacancy.

Section 5. Committees Composed Solely of Directors

(a) The Board may appoint an Executive Committee, which shall, to the fullest extent permitted by Texas law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Public Directors on the Executive Committee shall be at least as great as the percentage of Public Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board. An Executive Committee member shall hold office for a term of one year.

(b) The Board may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for the Company's annual operating and capital budgets and proposed changes to the rates and fees charged by the Company. A Finance Committee member shall hold office for a term of one year.

(c) The Board shall appoint a Regulatory Oversight Committee. The Committee shall oversee the adequacy and effectiveness of the Company's regulatory and self-regulatory organization responsibilities; assess the Company's regulatory performance; and assist the Board and other committees of the Board in reviewing the regulatory plan and the overall effectiveness of the Company's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee shall (A) review the Company's regulatory budget and specifically inquire into the adequacy of resources available in the budget for regulatory activities; (B) meet regularly with the Chief Regulatory Officer in executive session; and (C) be informed about the compensation and promotion or termination of the Chief Regulatory Officer and the reasons therefor. The Regulatory Oversight Committee shall consist of at least three members, each of whom shall be a Public Director and an "independent director" as defined in Rule 5605 of the Rules of The Nasdaq Stock Market LLC.

Section 6. Committees Not Composed Solely of Directors

(a) The Board shall appoint an Exchange Listing and Hearing Review Council and an Exchange Review Council as provided in Articles V and VI of the By-Laws.

(b) The Board shall appoint a Nominating Committee and a Member Nominating Committee. The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the Sole LLC Member under the terms of the LLC Agreement and these By-Laws, and shall nominate candidates for appointment by the Board for each vacant or new position on the Exchange Listing and Hearing Review Council, the Exchange Review Council, or other committee that is to be filled with a Member Representative member under the terms of these By-Laws. The Nominating Committee shall nominate candidates for all other vacant or new Director positions on the Board, and candidates for all other vacant or new positions on the Exchange Listing and Hearing Review Council or the Exchange Review Council.

(i) The Nominating Committee shall consist of no fewer than six and no more than nine members. The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. If the Nominating Committee consists of six members, at least two shall be Public members. If the Nominating Committee consists of seven or more members, at least three shall be Public members. No officer or employee of the Company shall serve as a member of the Nominating Committee in any voting or non-voting capacity. No more than three of the Nominating Committee members and no more than two of the Industry members shall be current Directors.

(ii) A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

(iii) The Member Nominating Committee shall consist of no fewer than three and no more than six members. Each member of the Member Nominating Committee shall be a current associated person of an Exchange Member. The Board will appoint such individuals after appropriate consultation with representatives of Exchange Members.

(iv) Members of the Nominating Committee and the Member Nominating Committee shall be appointed annually by the Board and may be removed by a majority vote of the Board.

(v) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as an Industry, Member Representative, Non-Industry, or Public Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The Board shall appoint a Quality of Markets Committee.

(i) The Quality of Markets Committee shall have the following functions: (A) to provide advice and guidance to the Board on issues relating to the fairness, integrity, efficiency, and competitiveness of the information, order handling, and execution mechanisms of the national securities exchange operated by the Company from the perspective of investors, both individual and institutional, retail firms, market making firms, Nasdaq-listed companies, and other market participants; and (B) to advise the Board with respect to national market system plans and linkages between the facilities of the Company and other markets.

(ii) The Quality of Markets Committee shall include broad representation of participants in the national securities exchange operated by the Company, including investors, market makers, integrated retail firms, and order entry firms. The Quality of Markets Committee shall include a number of Member Representative members that is equal to at least 20 percent of the total number of members of the Quality of Markets Committee. The number of Non-Industry members of the Quality of Markets Committee shall equal or exceed the sum of the number of Industry members and Member Representative members.

(iii) At all meetings of the Quality of Markets Committee, a quorum for the transaction of business shall consist of a majority of the Quality of Markets Committee, including not less than 50 percent of the Non-Industry members. If at least 50 percent of the Non-Industry members (A) are present at or (B) have filed a waiver of attendance for a meeting after receiving an agenda prior to such meeting, the requirement that not less than 50 percent of the Non-Industry members be present to constitute the quorum shall be waived.

Section 7. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of the Exchange Listing and Hearing Review Council, the Exchange Review Council, or any other committee shall not directly or indirectly participate in any adjudication of the interests of any party if that Director or Exchange Listing and Hearing Review Council member, Exchange Review Council member, or other committee member has a conflict of interest or bias, or if circumstances otherwise exist where his or her fairness might reasonably be questioned. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

Section 8. Compensation of Board, Council, and Committee Members

The Board may provide for reasonable compensation of the Chair of the Board, the Directors, Exchange Listing and Hearing Review Council and Exchange Review Council members, and the members of other committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Article IV OFFICERS, AGENTS, AND EMPLOYEES

Section 1. Delegation of Duties of Officers

The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 2. Resignation and Removal of Officers

(a) Any officer may resign at any time upon notice of resignation to the Board, the Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein. The acceptance of a resignation shall not be necessary to make the resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

Section 3. Chair of the Board

The Chair of the Board shall preside at all meetings of the Board at which the Chair is present. The Chair shall exercise such other powers and perform such other duties as may be assigned to the Chair from time to time by the Board.

Section 4. Chief Executive Officer

The Chief Executive Officer shall, in the absence of the Chair of the Board, preside at all meetings of the Board at which the Chief Executive Officer is present. The Chief Executive Officer shall be the chief executive officer of the Company and shall have general supervision over the business and affairs of the Company. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 5. President

The President shall, in the absence of the Chair of the Board and the Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6. Vice President

The Board shall elect one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 7. Chief Regulatory Officer

An officer of the Company shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the exchange's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may also serve as the General Counsel of the Company.

Section 8. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 9. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 10. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

Article V EXCHANGE LISTING AND HEARING REVIEW COUNCIL

Section 1. Appointment and Authority

The Board shall appoint an Exchange Listing and Hearing Review Council. The Exchange Listing and Hearing Review Council may be authorized to act for the Board in a manner consistent with these By-Laws and the Rules with respect to listing decisions. The Exchange Listing and Hearing Review Council also shall consider and make recommendations to the Board on policy and rule changes relating to issuer listings. The Board may delegate such other powers and duties to the Exchange Listing and Hearing Review Council as the Board deems appropriate.

Section 2. Number of Members and Qualifications

(a) The Exchange Listing and Hearing Review Council shall consist of no fewer than 8 and no more than 18 members, of which not more than 50 percent may be engaged in market-making activity or employed by an Exchange Member whose revenues from market-making activity exceed 10 percent of its total revenues. The Exchange Listing and Hearing Review Council shall include at least five Non-Industry members (including at least two Public members), and a number of Member Representative members that is equal to at least 20 percent of the total number of members of the Exchange Listing and Hearing Review Council.

(b) As soon as practicable following the appointment of members, the Exchange Listing and Hearing Review Council shall elect a Chair from among its members. The Chair shall have such powers and duties as may be determined from time to time by the Exchange Listing and Hearing Review Council. The Board, by resolution adopted by a majority of Directors then in office, may remove the Chair from such position at any time for refusal, failure, neglect, or inability to discharge the duties of Chair.

Section 3. Nomination Process

The Secretary of the Company shall collect from each nominee for the office of member of the Exchange Listing and Hearing Review Council such information as is reasonably necessary to serve as the basis for a determination of the nominee's qualifications and classification as an Industry, Member Representative, Public, or Non-Industry member, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee (as applicable) each nominee's qualifications and classification. After appointment to the Exchange Listing and Hearing Review Council, each member shall update such information at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

Section 4. Term of Office

(a) Except as otherwise provided in this Article, each Exchange Listing and Hearing Review Council member shall hold office for a term of three years or until a successor is duly appointed and qualified, except in the event of earlier termination from office by reason of death, resignation, removal, disqualification, or other reason.

(b) The Exchange Listing and Hearing Review Council shall be divided into three classes. The term of office of those of the first class shall expire one year after the date of their appointment, the term of office of those of the second class shall expire two years after the date of their appointment, and the term of office of those of the third class shall expire three years after the date of their appointment.

(c) No member may serve more than two consecutive terms, except that if a member is appointed to fill a term of less than one year, such member may serve up to two consecutive terms following the expiration of such member's initial term.

Section 5. Resignation

A member of the Exchange Listing and Hearing Review Council may resign at any time upon written notice to the Board. Any such resignation shall take effect at the time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 6. Removal

Any or all of the members of the Exchange Listing and Hearing Review Council may be removed from office at any time for refusal, failure, neglect, or inability to discharge the duties of such office by majority vote of the Board.

Section 7. Disqualification

Notwithstanding Article V, Section 4, the term of office of an Exchange Listing and Hearing Review Council member shall terminate immediately upon a determination by the Board, by a majority vote, (a) that the member no longer satisfies the classification (Industry, Member Representative, Public, or Non-Industry) for which the member was elected; and (b) that the member's continued service as such would violate the compositional requirements of the Exchange Listing and Hearing Review Council set forth in Article V, Section 2. If the term of office of an Exchange Listing and Hearing Review Council member terminates under this Section, and the remaining term of office of such member at the time of termination is not more than six months, during the period of vacancy the Exchange Listing and Hearing Review Council shall not be deemed to be in violation of Article V, Section 2 by virtue of such vacancy.

Section 8. Filling of Vacancies

If a position on the Exchange Listing and Hearing Review Council becomes vacant, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee or the Member Nominating Committee (as applicable) shall nominate, and the Board shall appoint a person satisfying the qualifications for the position as provided in Article V, Section 2(a) to fill such vacancy, except that if the remaining term of office for the vacant position is not more than six months, no replacement shall be required.

Section 9. Quorum and Voting

At all meetings of the Exchange Listing and Hearing Review Council, a quorum for the transaction of business shall consist of a majority of the Exchange Listing and Hearing Review Council, including one Non-Industry member and one Member Representative member. In the absence of a quorum, a majority of the members present may adjourn the meeting until a quorum is present.

Section 10. Meetings

The members of the Exchange Listing and Hearing Review Council may participate in a meeting through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting may hear one another, and such participation in a meeting shall constitute presence in person at such meeting for all purposes.

Article VI EXCHANGE REVIEW COUNCIL

Section 1. Appointment and Authority

The Board shall appoint an Exchange Review Council. The Exchange Review Council may be authorized to act for the Board in a manner consistent with these By-Laws and the Exchange Rules with respect to an appeal or review of a disciplinary proceeding, a statutory disqualification proceeding, or a membership proceeding; a review of an offer of settlement, a letter of acceptance, waiver, and consent, and a minor rule violation plan letter; the exercise of exemptive authority; and such other proceedings or actions as may be authorized by the Exchange Rules. The Exchange Review Council also may consider and make recommendations to the Board on policy and rule changes relating to business and sales practices of Exchange Members and associated persons and enforcement policies, including policies with respect to fines and other sanctions, may advise the Board on regulatory proposals and industry initiatives relating to quotations, execution, trade reporting, and trading practices and may advise the Board in its administration of programs and systems for the surveillance and enforcement of rules governing Exchange Members' conduct and trading activities in the national securities exchange operated by the Company. The Board may delegate such other powers and duties to the Exchange Review Council as the Board deems appropriate.

Section 2. Number of Members and Qualifications

The Exchange Review Council shall consist of no fewer than 8 and no more than 12 members. The Exchange Review Council shall include a number of Member Representative members that is equal to at least twenty percent of the total number of members of the Exchange Review Council. The number of Non-Industry members, including at least three Public members, shall equal or exceed the sum of the number of Industry members and Member Representative members. As soon as practicable following the appointment of members, the Exchange Review Council shall elect a Chair from among its members. The Chair shall have such powers and duties as may be determined from time to time by the Exchange Review Council. The Board, by resolution adopted by a majority of Directors then in office, may remove the Chair from such position at any time for refusal, failure, neglect, or inability to discharge the duties of Chair. No more than 50 percent of the members of the Exchange Review Council shall be engaged in market making activity or employed by an Exchange Member firm whose revenues from market making activity exceed ten percent of its total revenues.

Section 3. Nomination Process

The Secretary of the Company shall collect from each nominee for the office of member of the Exchange Review Council such information as is reasonably necessary to serve as the basis for a determination of the nominee's qualifications and classification as an Industry, Member Representative, Non-Industry, or Public member, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee (as applicable) each nominee's qualifications and classification. After appointment to the Exchange Review Council, each member shall update such information at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

Section 4. Term of Office

(a) Except as otherwise provided in this Article, each Exchange Review Council member shall hold office for a term of three years or until a successor is duly appointed and qualified, except in the event of earlier termination from office by reason of death, resignation, removal, disqualification, or other reason.

(b) The Exchange Review Council shall be divided into three classes. The term of office of those of the first class shall expire one year after the date of their appointment, the term of office of those of the second class shall expire two years after the date of their appointment, and the term of office of those of the third class shall expire three years after the date of their appointment. After the expiration of the term of office of those in the first class, members shall be appointed for terms of three years to replace those whose terms expire.

(c) No member may serve more than two consecutive terms, except that if a member is appointed to fill a term of less than one year, such member may serve up to two consecutive three-year terms following the expiration of such member's initial term.

Section 5. Resignation

A member of the Exchange Review Council may resign at any time upon written notice to the Board. Any such resignation shall take effect at the time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 6. Removal

Any or all of the members of the Exchange Review Council may be removed from office at any time for refusal, failure, neglect, or inability to discharge the duties of such office by majority vote of the Board.

Section 7. Disqualification

Notwithstanding Article VI, Section 4, the term of office of an Exchange Review Council member shall terminate immediately upon a determination by the Board, by a majority vote, (a) that the member no longer satisfies the classification (Industry, Member Representative, Non-Industry, or Public) for which the member was elected; and (b) that the member's continued service as such would violate the compositional requirements of the Exchange Review Council set forth in Article VI, Section 2. If the term of office of an Exchange Review Council member terminates under this Section, and the remaining term of office of such member at the time of termination is not more than six months, during the period of vacancy the Exchange Review Council shall not be deemed to be in violation of Article VI, Section 2 by virtue of such vacancy.

Section 8. Filling of Vacancies

If a position on the Exchange Review Council becomes vacant, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee or the Member Nominating Committee (as applicable) shall nominate, and the Board shall appoint a person satisfying the qualifications for the position as provided in Article VI, Section 2 to fill such vacancy, except that if the remaining term of office for the vacant position is not more than six months, no replacement shall be required.

Section 9. Quorum and Voting

At all meetings of the Exchange Review Council, a quorum for the transaction of business shall consist of a majority of the Exchange Review Council, including not less than 50 percent of the Non-Industry members of the Exchange Review Council and at least one Member Representative member of the Exchange Review Council; provided, however, that a quorum for the transaction of business with regard to an appeal of proceedings involving Exchange Rules 4612, 4619, 4620, and 11890, and Exchange Options Rules Chapter V Section 6 shall consist of three members of the Exchange Review Council. In the absence of a quorum, a majority of the members present may adjourn the meeting until a quorum is present.

Section 10. Meetings

The members of the Exchange Review Council may participate in a meeting through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting may hear one another, and such participation in a meeting shall constitute presence in person at such meeting for all purposes.

Section 11. Review Subcommittee

The Exchange Review Council shall appoint a Review Subcommittee to determine whether disciplinary and membership proceedings decisions should be called for review by the Exchange Review Council under the Exchange Rules and to perform any other function authorized by the Exchange Rules. The Review Subcommittee shall be composed of no fewer than two and no more than four members of the Exchange Review Council. The number of Non-Industry members of the Review Subcommittee shall equal or exceed the sum of the number of Industry members and Member Representative members of the Review Subcommittee, and the Review Subcommittee shall include at least one Member Representative member. At all meetings of the Review Subcommittee, a quorum for the transaction of business shall consist of not less than 50 percent of the members of the Review Subcommittee, including not less than 50 percent of the Non-Industry members of the Review Subcommittee and one Member Representative member of the Review Subcommittee.

Article VII MISCELLANEOUS PROVISIONS

Section 1. Waiver of Notice

(a) Whenever notice is required to be given by law, the LLC Agreement or these By-Laws, a waiver thereof by the Person or Persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a Person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or Person or Persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Article VIII AMENDMENTS; EMERGENCY BY-LAWS

Section 1. By the Company Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, by a resolution adopted by the Board at any regular or special meeting of the Board or a written agreement executed and delivered by the Company Member. Amendments to these By-Laws shall not become effective until filed with, or filed with and approved by, the Commission, as required under Section 19 of the Exchange Act and the rules promulgated thereunder.

Section 2. Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the Company Member which shall, notwithstanding any different provision of law, the LLC

Agreement, or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Article IX EXCHANGE AUTHORITIES

Section 1. Rules

To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Exchange Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate, including, but not limited to, rules for the required or voluntary arbitration of controversies between members and between members and customers or others. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Exchange Act, they shall become effective Rules as of the date of Commission approval or effectiveness under the Exchange Act. The Board is hereby authorized, subject to the provisions of these By-Laws and the Exchange Act, to administer, enforce, and interpret any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its members;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to applicants seeking to become Exchange Members, Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming a Company market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls.

Section 5. Authority to Take Action Under Emergency or Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of an emergency or extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the

Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.